INVESTMENT DISTRIBUTORS, INC.

2801 Highway 280 South · Birmingham, AL · 35223 · (205)268-1000

March 1, 2021

VIA EDGARLINK

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:                       Protective Life Insurance Company

Registration Statement on Form S-3 for

“Protective Market Defender”

File No.  333-222086

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., as principal underwriter, hereby joins in a request by the above referenced Registrant that the effective date of the above-captioned registration statement filed on Form S-3 be accelerated to March 15, 2021 or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Barry Brown
Name:	Barry Brown
Title:	President and Director

March 1, 2021

VIA EDGARLINK

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:                       Protective Life Insurance Company

Registration Statement on Form S-3 for

“Protective Market Defender”

File No.  333-222086

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant referenced above hereby requests that the effective date of the above-captioned registration statement filed on Form S-3 be accelerated to March 15, 2021 or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company

By:	/s/ Richard J. Bielen
Name:	Richard J. Bielen
Title:	President